13D

VF 3-8-05

05036052

SECURITIE

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH, D.C. 213 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street, Fourth Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mrs. Esther Verdiger 212-391-7300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leshkowitz & Company, LLP
(Name – *if individual, state last, first, middle name*)

270 Madison Avenue (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Esther J. Verdiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlegate Securities Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH LEVY
Notary Public, State of New York
No. 01LE6102747
Qualified in Kings County
Commission Expires 12/08/2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004 AND 2003

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statements of financial condition of Middlegate Securities Ltd. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
February 2, 2005

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 96,932	$ 247,355
Certificate of deposit	101,763	-
Securities owned, at market value	259,663	654,206
Receivable from clearing broker, net	1,065,504	1,740,495
Loans receivable from affiliates, including accrued interest of $367,254 and $252,585, respectively	9,279,587	7,244,908
Due from other related parties	48,303	35,803
Due from officers	48,000	-
Prepaid expenses and other current assets	98,560	65,196
Furniture, equipment, computer software, and leasehold improvements, less accumulated depreciation and amortization of $903,921 and $739,716, respectively	286,147	355,535
Restricted collateral deposit	60,000	60,000
Security deposits	4,911	4,911
Total assets	$ 11,349,370	$ 10,408,409

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Liabilities:		
Obligations under capital leases	$ 84,078	$ 49,251
Income taxes payable	95,710	66,587
Retirement plan contributions payable	110,852	97,704
Accrued expenses payable	162,820	149,237
Deferred rent payable	27,796	48,642
Total liabilities	481,256	411,421
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	150,000	150,000
Retained earnings	10,718,114	9,846,988
Total stockholders' equity	10,868,114	9,996,988
Total liabilities and stockholders' equity	$ 11,349,370	$ 10,408,409

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Commissions	$ 13,860,877	$ 14,973,670
Principal transactions	437,717	1,018,453
Syndications	19,092	22,386
Interest and dividends	1,348,843	1,472,232
Total revenues	15,666,529	17,486,741
Expenses:		
Employee compensation and benefits	6,950,948	9,846,025
Transaction and clearance fees	1,397,064	1,885,594
Charitable contributions	3,976,897	3,453,839
Other operating expenses	1,109,266	1,080,172
Rent and utilities	211,938	270,045
Professional fees	458,302	172,739
Communication and information systems	125,710	125,279
Interest expense	9,902	4,503
Depreciation and amortization	164,206	174,151
Total expenses	14,404,233	17,012,347
Income before provision for income taxes	1,262,296	474,394
Provision for income taxes	391,170	294,099
Net income	$ 871,126	$ 180,295

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2003	$ 150,000	$ 9,666,693	$ 9,816,693
Net income for the year ended December 31, 2003		180,295	180,295
Balance at January 1, 2004	$ 150,000	$ 9,846,988	$ 9,996,988
Net income for the year ended December 31, 2004		871,126	871,126
Balance at December 31, 2004	$ 150,000	$ 10,718,114	$ 10,868,114

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 871,126	$ 180,295
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	164,206	174,151
Deferred rent	(20,846)	(16,914)
Unrealized (gain) loss in marketable securities	(15,342)	18,850
Changes in assets and liabilities:		
Securities owned, at market value	409,885	(247,661)
Receivable from clearing broker, net	674,991	1,616,355
Interest receivable	(114,669)	64,011
Prepaid expenses and other current assets	(33,364)	128,929
Security deposits	-	(1,161)
Securities sold, not yet purchased, at market value	-	(2,500)
Income taxes payable	29,123	116,076
Retirement plan contributions payable	13,148	16,939
Accrued expenses payable	13,583	(22,718)
Net cash provided by operating activities	1,991,841	2,024,652
Cash flows from investing activities:		
Purchase of short-term investment	(101,763)	-
Purchase of fixed assets	(39,853)	(36,318)
Net cash used in investing activities	(141,616)	(36,318)
Cash flows from financing activities:		
Net increase in due from other related parties	(12,500)	(10,803)
Net increase in loans receivable from affiliates	(1,968,010)	(2,245,659)
Principal payments under capital lease obligations	(20,138)	(8,089)
Net cash used in financing activities	(2,000,648)	(2,264,551)
Decrease in cash and cash equivalents	(150,423)	(276,217)
Cash and cash equivalents at beginning of year	247,355	523,572
Cash and cash equivalents at end of year	$ 96,932	$ 247,355

The accompanying notes are an integral part of these financial statements.

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD"). The Company clears all its customer transactions through a correspondent broker-dealer on a fully disclosed basis. The Company, a New York State S Corporation, is headquartered in New York City. In December 2004, the Company opened a branch office in Florida to expand its business.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on trade date and are included as revenues from principle transactions. Unrealized gains and losses resulting from valuing marketable securities at market value are also included as revenue from principle transactions.

Syndication revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an agent. Sales concessions are recorded on settlement date.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Depreciation and Amortization - For financial reporting purposes depreciation on furniture, equipment and computer software is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. For tax reporting purposes fixed assets are being depreciated based on accelerated methods in accordance with provisions of the Internal Revenue Code.

Income Taxes - Provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Reclassifications - Certain prior year amounts have been reclassified to conform to the December 31, 2004 presentation.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis (See Note 4).

For the years ended December 31, 2004 and 2003, approximately 60% and 50% of revenue was derived from one customer, respectively, and no other single customer generated more than 10% of revenue.

The Company maintains its cash balances and temporary cash investments with high credit quality banking institutions located in New York City and Florida. At times the balances may be in excess of the FDIC insurance.

4) RECEIVABLE FROM CLEARING BROKER:

The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by Pershing LLC, a member of BNY Securities Group Co., which clears all the Company's trades. Included in the receivable balance at December 31, 2004 and 2003 is a deposit of $100,350 which is required by Pershing LLC for operating the accounts.

5) LOANS RECEIVABLE FROM AFFILIATES:

The Company advances funds to various companies affiliated through common ownership. The loans bear interest based on the Mid Term Applicable Federal Rate, have no definitive due dates and have been personally guaranteed by the shareholders of the Company pro-rata to their stock ownership in the Company. For the years ended December 31, 2004 and 2003, the effective interest rates were 3.60% and 3.15%, respectively, with related interest income of $305,346 and $200,953, respectively.

6) **SECURITIES OWNED:**

Marketable securities owned consist of trading and investment securities at market values, as follows:

	December 31, 2004	December 31, 2003
US Treasury bills	$ 49,857	$ -
Municipal bonds	30,569	29,343
Corporate bonds	-	495,000
Corporate stocks	179,237	129,863
	$ 259,663	$ 654,206

7) **OBLIGATIONS UNDER CAPITAL LEASES:**

Obligations under capital leases at December 31, 2004 consist of the following:

Capital lease obligation on April 1, 2004, for Computer server in the principal amount of $54,965 with interest at 12.5%, payable in forty-eight monthly installments of $1,460 through April 2008	$ 47,588
Capital lease obligation on June 10, 2003, for telecommunications equipment in the principal amount of $45,000 with interest at 11.4%, payable in forty-eight monthly installments of $1,161 through May 2007	29,303
Capital lease obligation on December 18, 2002, for computer software in the principal amount of $12,712 with interest at 18.7%, payable in forty-eight monthly installments of $372 through November 2006	7,187
Total obligations under capital leases	$ 84,078

At December 31, 2004 and 2003, property and equipment relating to capital leases was $112,677 and $57,712, respectively. Depreciation of assets recorded under capital leases was $22,484 and $8,428 in 2004 and 2003, respectively.

The following is a schedule of future minimum lease payments as of December 31, 2004:

Year Ending December 31,		Amount
2005	$	35,917
2006		35,545
2007		23,325
2008		5,840
Total minimum lease payments		100,627
Less: interest portion of payments		16,549
Present value of future minimum lease payments	$	84,078

8) RETIREMENT PLANS:

Prior to 2003, the Company had separate profit sharing and money purchase plans for its eligible employees. Effective January 1, 2003, the Company merged the money purchase plan into the profit sharing plan. The Company may, at its discretion, contribute up to 25% of eligible compensation. The retirement plan expense for the years ended December 31, 2004 and 2003 was $318,158 and $297,703, respectively.

9) COMMITMENTS:

Leases - The Company currently leases its office space under a ten-year operating lease which expires on April 30, 2006. In accordance with the lease terms at inception, the Company issued a letter of credit in the amount of $100,000 to secure its obligations under the lease. In 2001, the required letter of credit amount was reduced to $60,000. The letter of credit is secured by a certificate of deposit of an equal amount. In accordance with SFAS No. 13 - "Accounting for Leases" the total rental payments are being amortized over the lease term on a straight line basis at $11,538 per month over 120 months. Deferred rent payable at December 31, 2004 and 2003 was $27,796 and $48,642, respectively.

In July 2000, the Company entered into a lease for storage space requiring $3,750 as a security deposit. The lease agreement is for the period from July 15, 2000 through July 31, 2008 and provides for an annual base rent of $15,000.

In addition, the Company entered into a lease agreement in August 2001. The lease agreement was for the period from August 6, 2001 through August 31, 2003 and required annual rental payments of $96,000. The lease was not renewed.

In December 2004, the Company entered into a three month lease for its office space in Florida with an option to renew at the same rate each month. The lease requires a monthly rental payment of $2,500.

Subsequently, in January 2005, the Company entered into a three year lease agreement for its office space in Florida for $6,250 a month with a 4% increase each year. The lease requires a security deposit of $25,000 and has a two year renewal option.

The following is a schedule of future minimum lease payments as of December 31, 2004:

Year Ending December 31,	Amount
2005	$ 174,300
2006	68,100
2007	15,000
2008	8,750
	$ 266,150

Rent expense for the years ended December 31, 2004 and 2003 was $187,951 and $241,075, respectively. The rent expense for 2004 and 2003 was offset by $34,500 and $32,000 in sublease rental income, respectively.

10) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,019,345 which was $769,345 in excess of its required net capital of $250,000 (See Schedule I).

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

In 2004, the Company obtained permission from the NASD to operate under paragraph (a)(1)(ii) of Rule 15c3-1, which requires that the Company maintains net capital of not less than $250,000 instead of $100,000 required in prior years. This was necessary due to the fact that the Company receives mail on behalf of its customers and accepts checks written to its name instead of the clearing broker.

11) CASH FLOW INFORMATION:

(a) For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with original maturities of three months or less, to be cash equivalents.

(b) Cash payments for interest and income taxes for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Interest	$ 9,902	$ 4,503
Income taxes	377,393	177,973

(c) Noncash investing and financing activities:

During the years ended December 31, 2004 and 2003, the Company entered into capital lease obligations of $54,967 and $45,000, respectively (See Note 7).

On August 1, 2004, certain officers of the Company assumed $48,000 of the amount due from affiliates resulting in a balance sheet reclassification.

SUPPLEMENTARY INFORMATION

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Net capital:		
Total stockholders' equity from statement of financial condition		$ 10,868,114
Add: Taxes related to non-allowable assets		27,000
Total capital and allowable credits		10,895,114
Deduct: Non-allowable assets from statement of financial condition:		
Loans receivable from affiliates, including accrued interest of $367,254	$ 9,279,587	
Due from related parties	48,303	
Due from officers	48,000	
Prepaid expenses and other current assets	98,560	
Furniture, equipment, computer software and leasehold improvements, net	286,147	
Restricted collateral deposit	60,000	
Security deposits	4,911	9,825,508
Net capital before haircuts		1,069,606
Deduct haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c)):		
Municipical bonds	595	
Corporate stock and warrants	49,666	50,261
Net capital		$ 1,019,345
Aggregate indebtedness:		
Obligation under capital lease	84,078	
Income taxes payable	95,710	
Retirement plan contributions payable	110,852	
Accrued expenses payable	162,820	
Deferred rent payable	27,796	
Total aggregate indebtedness		481,256
Percentage of aggregate indebtedness to net capital		47.21%
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 769,345
Reconciliation with Company's computation (included in part IIA Form X-17A-5 as of December 31, 2004):		
Net capital, as reported in Company's Part IIA Focus report		$ 1,019,345

There are no materal differences between the audited Computation of Net Capital included above and the corresponding schedule i included in the Company's unaudited Form X-17 A-5 Part IIA filing as of December 31, 2004.

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In planning and performing our audits of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 2, 2005